

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2014

Via E-mail
Mark Heffernan, Ph.D.
Chief Executive Officer
Nexvet Biopharma plc
National Institute for Bioprocessing Research and Training
Fosters Avenue, Mount Merrion
Blackrock, Co. Dublin, Ireland

> **Re: Nexvet Biopharma plc**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted November 19, 2014**
> **CIK No. 0001618561**

Dear Dr. Hefferman:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary
Product Pipeline, page 1

1. We note your response to prior comment 6. As proof-of-concept studies for both NV-02 and NV-08 remain underway, please move the bars in your tables for those product candidates to the midpoint of the proof-of-concept studies column to more accurately reflect their current status.

2. We note your response of prior comment 7. As clonal cell manufacture is only an adjunct to your product development, please remove the column relating to it from your tables. You may continue to discuss it in a footnote by moving footnote 1 to the pivotal safety and efficacy studies column.

You may contact Dana Hartz at (202) 551-3648 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Marjorie Sybul Adams
        Bruce Jenett
        Andrew Ledbetter
        DLA Piper LLP (US)
        1251 Avenue of the Americas
        New York, NY 10020